UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42287

Jinxin Technology Holding Company

(Exact name of registrant as specified in its charter)

Floor 8, Building D, Shengyin Building, Shengxia Road 666

Pudong District, Shanghai 201203

People’s Republic of China

+86 21-5058-2081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change of Independent Registered Public Accounting Firm

Jinxin Technology Holding Company (the “Company”) dismissed WWC, P.C. (“WWC”) as its independent registered public accounting firm on July 11, 2025. The Company has appointed Summit Group CPAs, P.C. (“SG CPA”) as its independent registered public accounting firm, effective on the same date. The change of the independent registered public accounting firm was made after a careful consideration and evaluation process by the Company, and has been approved by the Company’s board of directors and the audit committee. The audit report of WWC on the consolidated financial statements of the Company for the fiscal years ended December 31, 2022, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through July 11, 2025, there were no: (1) “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused WWC to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses as reported in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange of Commission (the “SEC”) on April 18, 2025. Such material weaknesses related to the Company’s lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of its consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

During the Company’s fiscal years ended December 31, 2023 and 2024 and until the engagement of SG CPA, neither the Company nor anyone on its behalf has consulted with SG CPA on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by SG CPA which SG CPA concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided WWC with a copy of the disclosures it is making in this report on Form 6-K and requested that WWC furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of WWC’s letter, dated July 11, 2025, is attached as Exhibit 16.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter of WWC, P.C. dated July 11, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 11, 2025

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